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05035970

S MMISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51845

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inviva Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Corporate Campus Drive, Suite 1000
(No. and Street)

Louisville KY 40223
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward J. O'Brien,IV CFO/Fin Op 502-523-4956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square New York NY 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/05

OATH OR AFFIRMATION

I, Edward J. O'Brien, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inviva Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO / Fin Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

Year ended December 31, 2004

Contents

Report of Independent Auditors 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors
Inviva Securities Corporation

We have audited the accompanying statement of financial condition of Inviva Securities Corporation (the "Company"), a wholly-owned subsidiary of Inviva, Inc., as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Inviva Securities Corporation at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 9, 2005

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$ 52,899
Intangibles	19,889
Prepaid expenses	5,872
Total assets	$ 78,660
Liabilities	
Due to Inviva	$ 20,000
Other liabilities	58
Total liabilities	20,058
Stockholder's equity	
Class B Common stock ($.001 par value, 100,000 shares authorized, 2,000 shares issued and 750 shares outstanding)	1
Additional paid-in capital	247,287
Retained Deficit	(188,686)
Total stockholder's equity	58,602
Total liabilities and stockholder's equity	$ 78,660

See accompanying notes to statement of financial condition.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

1. Nature of Business and Basis of Accounting

Inviva Securities Corporation (the "Company") is a wholly owned subsidiary of Inviva, Inc. ("Inviva"). In the fourth quarter of 2002, Inviva acquired Jefferson National Life Insurance Company ("JNL" - formerly Conseco Variable Insurance Company), a writer of fixed and variable annuity contracts. Effective May 1, 2003 the Company became the statutory underwriter for the issuance of variable annuity contracts for JNL. As of this date, the Company entered into two servicing agreements with JNL. The Paymaster Agreement stipulates that JNL will pay all commissions associated with the issuance of variable contracts through the Company and JNL agrees to reimburse the Company for all variable commissions paid. The Distribution Agreement stipulates that the Company agrees to be the distributor of variable contracts for JNL and JNL agrees that it will reimburse the Company for the costs it incurs to distribute these contracts (See Note 2 – Summary of Significant Accounting Policies – Revenue).

Preparation of the financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financials statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those reported.

2. Summary of Significant Accounting Policies

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's NASD Central Registration Depository ("CRD") account, which balance is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives.

Intangibles

Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and other Intangible Assets". Under SFAS 142, intangible assets with indefinite lives are no longer amortized but reviewed for impairment, annually or more frequently if impairment indicators arise. The Company's intangible asset pertains to its ability to process variable product sales. As of December 31, 2004, based on the intrinsic value of the variable product statutory underwriting services that the Company performs for its affiliate, the Company's management determined that its intangible asset was not impaired.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with certain affiliates. Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue

The Company provided services to JNL during 2004 (See Note 5 – Related Party Transactions). As noted above, the Company earns service fee revenue directly related to commissions paid by JNL. Additionally, the Company may from time to time, incur allocated overhead costs from Inviva. These costs are charged to the Company through JNL and are included in the service fees charged back to JNL under the Distribution Agreement (See Note 1 – Nature of Business and Basis of Accounting).

The Company's cash accounts are non-interest bearing therefore there was no investment income for the year ended December 31, 2004.

3. Income Taxes

The Company did not have any current federal or deferred federal income tax (benefits)/expenses at December 31, 2004.

The components of the net deferred tax asset as of December 31, 2004 were as follows:

Deferred tax assets:	
Regular tax operating loss carryforwards	$ 187,980
Other	1,744
Total deferred tax asset	189,724
Valuation allowance for deferred tax assets	(189,724)
Deferred tax assets, net of allowance	$ –

3. Income Taxes (continued)

At December 31, 2004 the Company had tax net operating losses of $537,086 that will begin to expire in 2019. The use of approximately $325,000 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. It is estimated that this loss carry forward will generate tax benefits, but the realization of such benefits is dependent on generating sufficient taxable income before the expiration of the loss carry forward. As a result, the Company has recorded a full valuation allowance against this deferred tax asset.

The Company's federal income tax return is consolidated with Inviva, Inc. and Lifco Holding Company. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2004, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation ("FDIC") insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

5. Related Party Transactions

Inviva provides administrative services to the Company and the Company provides broker dealer services to JNL, an affiliated company. For the year ended December 31, 2004, substantially all services and expenses were reimbursed to the Company by JNL (See Note 1 – Nature of Business and Basis of Accounting).

The only material inter-company balance at December 31, 2004 represented accrued audit fees that the company reimburses the parent for.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2004, the Company had net capital of $32,841, which was $27,841 in excess of required net capital of $5,000.